UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for August, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

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82-_____.d

Enclosures: **SASOL LIMITED - AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2018**










VALUE THROUGH FOCUS AND DISCIPLINE

SASOL LIMITED

Audited Financial Results
for the year ended 30 June 2018

Sasol creates sustainable
VALUE
for all stakeholders through a
FOCUS
on our strategy and having the
DISCIPLINE
in how we allocate capital

OUR PURPOSE

To create superior value for our customers, shareholders and other stakeholders. Through our talented people, we use selected technologies to safely and sustainably source, produce and market chemical and energy products competitively.

OUR VISION

To be a leading integrated global chemical and energy company, proudly rooted in our South African heritage, delivering superior value to our stakeholders.

OUR VALUES


We ensure that **safety, health and environment** is a top priority


We care for **our people** and support their development


We value and promote **diversity and inclusion**


We deliver what we promise to our **customers, shareholders and other stakeholders**


We act with **respect and integrity** at all times


We **comply** with all applicable legal requirements


We take **ownership and accountability** for our individual and team performance

AUDITED FINANCIAL RESULTS

for the year ended 30 June 2018

Sasol is a global integrated chemicals and energy company. Through our talented people, we use selected technologies to safely and sustainably source, produce and market chemical and energy products competitively to create superior value for our customers, shareholders and other stakeholders.

SALIENT FEATURES

 FINANCIAL PERFORMANCE

- EBITDA up **10%** to R52 billion
- Core headline earnings per share down 6% to **R36,03**
- Headline earnings per share down 22% to **R27,44**
- Normalised cash fixed costs **remained flat** in real terms
- Dividend per share* **R12,90** (2,8xCHEPS)

  * Our dividend policy is to pay dividends with a dividend cover on core headline earnings per share (CHEPS)

 OPERATIONAL PERFORMANCE

- Plant interruptions lowers Secunda Synfuels Operations volumes by **3%**
- Eurasian Operations volumes up **3%**
- ORYX GTL utilisation at **95%**
- Strong market demand drives **1%** increase in Performance Chemicals sales volumes
- Liquid fuels sales volumes down **2%**, Base Chemicals volumes down **1%** both impacted by Synfuels plant incidents

 SOCIAL VALUE AND TRANSFORMATION

- Invested **R2 billion** in skills and socio-economic development, up 25%
- Implemented **Sasol Khanyisa,** our new Broad-Based Black Economic Empowerment ownership transaction to advance our transformation imperative

 ADVANCING LCCP*

- **88%** complete, tracking schedule and revised cost estimate of US$11,13 billion
- Steam utility system commissioned earlier than planned
  * Lake Charles Chemicals Project (LCCP)

 SAFETY

Safety Recordable Case Rate (RCR), excluding illnesses,

improved to 0,27, our lowest so far, regrettably four fatalities

Joint President and Chief Executive Officer, Bongani Nqwababa said:

Our resilient 2018 performance was underpinned by higher sales and production volumes, in the second half of the year. This was enabled by our continued focus on factors within our control and higher global oil prices, resulting in improved product prices and margins, notwithstanding continued exchange rate volatility. Overall, our operational performance was satisfactory, however unplanned Eskom electricity supply interruptions and two internal outages at Secunda Synfuels Operations, negatively impacted volumes. Enhancing our foundation businesses, a core aspect of our value-based strategy, will be delivered through ensuring safe and sustainable operations, robust asset management strategies, continuous improvement and digitalisation, underscored by disciplined capital allocation.

Joint President and Chief Executive Officer, Stephen Cornell said:

2019 will be a defining year for Sasol with the start-up of the LCCP, a catalyst for transforming our earnings profile[1]. Mozambique, our other key growth area, remains central to our gas strategy where we are stepping up efforts to secure long-term gas feedstock, while delivering on our stakeholder commitments. Improving the flexibility of our balance sheet, through increased cash flow and reduced gearing, and managing an optimal capital structure will be a key focus ahead. We remain confident in delivering on our strategy, which will realise sustainable long-term value for our stakeholders.

Financial results overview[2,4]

Sasol delivered a resilient set of results, underpinned by satisfactory sales and production volumes, delivering a flat normalised real cash fixed cost base and benefitting from much higher crude oil and product margins in the second half of the financial year. Our financial results were negatively impacted by several unplanned Eskom electricity supply interruptions and two internal outages at our Secunda Synfuels (SSO) and Natref operations that resulted in lower production volumes, as well as a 6% stronger average rand/US dollar exchange rate compared to the prior period.

Our underlying cash flow performance was robust. Earnings before interest, tax, depreciation and amortisation (EBITDA[4]) increased by 10% when compared to the prior year. Core headline earnings[3] per share (CHEPS) however decreased by 6% to R36,03 compared to the prior period and Headline Earnings Per Share decreased by 22% to R27,44. The difference between core headline earnings and EBITDA in the current year is largely due to depreciation of approximately R16 billion and employee share-based payment expenses of R1,5 billion due to the marked improvement of the Sasol share price at the end of the financial year. The share-based payment relating to our Khanyisa Broad-Based Black Economic Empowerment (B-BBEE) transaction of R3 billion is excluded from core headline earnings and EBITDA as it is considered to be a once-off and non-cash item.

Sasol's core headline earnings per share were impacted by the following notable once-off and period close items:

	% change 2018 vs 2017	**2018 Rand per share**	2017 Rand per share
Headline earnings per share	(22)	**27,44**	35,15
Translation impact of closing exchange rate	(106)	**(0,09)**	1,39
Mark-to-market valuation of hedges		**3,81**	(0,42)
Implementation of Khanyisa B-BBEE transaction		**4,82**	–
LCCP ramp-up depreciation		**0,05**	–
Once-off Uzbekistan license fee		**–**	(0,59)
Strike action at Mining and related costs		**–**	1,45
Provision for tax litigation matters		**–**	1,49
Core headline earnings per share[3]	(6)	**36,03**	38,47

Earnings attributable to shareholders for the year ended 30 June 2018 decreased by 57% to R8,7 billion from R20,4 billion in the prior year. This resulted in earnings per share (EPS) decreasing by 57% to R14,26 compared to the prior year. The stronger average rand/US dollar exchange rate and the negative impact of remeasurement items, largely driven by the stronger longer-term rand exchange rate, resulted in a much lower profit and earnings per share for the year.

The closing exchange rate however weakened by 5% which negatively impacted gearing and the valuation of our derivatives and foreign debtors and loans. Our hedging programme for the 2018 and 2019 financial years is complete and positions Sasol well to steer through these periods of volatility. The average Brent crude oil price moved 28% higher compared to the prior year, and, since December 2017, spot prices have moved closer to the US$75/bbl mark which positively impacted our results. The rand per barrel oil price increased by approximately 20% to R818 per barrel compared to 2017, (refer to table below), and has subsequently increased by approximately 15% – 25% since the end of June 2018. The spot rand per barrel oil price is now ranging between R950 and R1 050 per barrel.

The movement in macroeconomic factors can be summarised as follows:

	% change	2018	2017
Rand/US dollar average exchange rate	(6)	12,85	13,61
Rand/US dollar closing exchange rate	5	13,73	13,06
Average dated Brent crude oil price (US dollar/barrel)	28	63,62	49,77
Refining margins (US dollar/barrel)	(8)	9,32	10,09
Average Henry Hub gas price (US dollar/million British thermal unit)	(2)	2,95	3,00

1   Forward looking statements are the responsibility of the directors and in accordance with standard practice, it is noted that this statement has not been reviewed and reported on by the company's auditors.

2   All comparisons to the prior period refer to the year ended 30 June 2017. All numbers are quoted on a pre-tax basis, except for earnings attributable to shareholders and the Response Plan cash conservation measures.

3   Core headline earnings are calculated by adjusting headline earnings with once-off items, period close adjustments and depreciation and amortisation of significant capital projects, exceeding R4 billion which have reached beneficial operation and are still ramping up and share-based payments on implementation of B-BBEE transactions. Period close adjustments in relation to the valuation of our derivatives at period end is to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the group's sustainable operating performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies. Core headline earnings constitutes pro-forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation set out on page 19.

4   EBITDA is calculated by adjusting earnings before interest and taxation for depreciation, amortisation, remeasurement items, share-based payments and unrealised gains and losses on our hedging activities. We believe EBITDA is a useful measure of the group's underlying cash flow performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies.

Operational and cost performance

Sasol experienced some challenges with regards to our operational performance during the year, largely due to planned and unplanned production interruptions at SSO, Natref and Mining which impacted production and sales volumes across the value chain. Despite these interruptions, we delivered a stronger overall operational performance in the second half of the year. Our production run-rates during the fourth quarter of financial year 2018, on an annual average basis, supports our internal targeted run-rates.

Sales volumes increased by 1% for our Performance Chemicals business spurred by robust market demand despite Eskom electricity supply interruptions. Base Chemicals reported a 1% decrease in sales volumes mainly due to production interruptions at SSO and a stock build for our high density polyethylene joint venture in the US. Excluding the impact of Eskom electricity supply interruptions, sales volumes increased by 1%. Liquid fuels sales volumes were down 2% due to lower volumes from SSO and Natref and a challenging South African retail liquid fuels market.

The highlights of our business performance are summarised below:

▪ In the first half of the year, our mining operations were focused on ramping up production volumes post the labour strike in the prior year. However, in the period December 2017 to February 2018 we experienced three tragic work-related fatalities which significantly slowed us in ramping up our operational performance and resulted in lower than expected production volumes.

We are committed to ensuring that our mining operations remain safe and have implemented a number of initiatives to restore our safety performance. Our Business Improvement Programme (BIP), aimed at increasing productivity and achieving cost efficiency was refocused post the stabilisation of our safety performance in March 2018 and to date we have seen some positive results. Our production run rate over the past quarter has improved by more than 20% compared to the previous quarter and is representative of a run rate to achieve 40 million tons per year and match pre strike production rates.

▪ Production volumes from SSO decreased by 3% to 7,6 million tons mainly as a result of unplanned Eskom supply interruptions (1%) and internal outages (2%) during the year. Notwithstanding, we continued to improve operational processes and plant efficiencies to realise better production yields. Our production run rates achieved during May and June 2018, supports full year production of approximately 7,8 million tons.

- Our Eurasian Operations continued to improve on their operational performance and delivered a 3% increase in production volumes. This was largely due to stronger product demand and increased plant availability.

- ORYX GTL delivered a strong production performance, with an average utilisation rate of 95% exceeding our market guidance of 92%.

- Natref's production volumes were 9% lower due to planned shutdowns and an unexpected electricity supply interruption at the start of the financial period. The second half of the year however yielded much improved production rates despite a planned shutdown in quarter four. The increased volumes in the second half of 2018 partially offsets the lower production volumes recorded in the first half of the year. The production run rate for quarter four was 600m³/h resulting in a full year run rate of 536m³/h. This compares to a run rate of 592m³/h in 2017.

A detailed production summary and key business performance metrics for the financial year for all our businesses is available on our website, www.sasol.com.

Turning to our cost performance, cash fixed costs were up 2% in real terms in the first half of the year mainly as a result of above–mentioned planned and unplanned production interruptions. In the second half of the year, we increased our focus on improving our cost efficiency and managed to keep our normalised cash fixed costs (excluding growth and once-off items) for the year flat in real terms. We are of the view that our cost management processes remain robust to protect and improve our cost competitive position and still positions us in managing our cost base to within our inflation target, while ensuring that we maintain safe and sustainable operations. Whilst we have reduced our cost base significantly through our Business Performance Enhancement Programme (BPEP) and Response Plan (RP), we are continuing to evaluate further opportunities to reduce cost through our Continuous Improvement (CI) programme. The inflation rate for South Africa remains volatile and has moved from 6,5% over the past two years to 4,7% at 30 June 2018. Against this backdrop, we are targeting an inflation rate of 6% as a more sustainable increase for our cost base. We are well positioned to continue with this improved operational and cost performance into the 2019 financial year.

Cash and capital performance

Cash generated by operating activities decreased slightly to R42,9 billion compared with R44,1 billion in the prior year. This is largely attributable to a R3,8 billion increase in working capital. Our trade receivables increased by R2,8 billion due to higher chemical sales prices and higher volumes in June 2018 which translated into cash in July 2018. In addition, due to the last day of the financial year being on a weekend, R1 billion was received from debtors in the first three business days of July 2018. Inventory increased by R3,4 billion mainly as a result of higher feedstock costs as a result of the increase in crude oil prices compared to the previous financial year. Inventory holding in days were slightly higher compared to the previous financial year.

Actual capital expenditure, including accruals, amounted to R53,4 billion. This includes R30,1 billion (US$2,3 billion) relating to the LCCP. The capital spending rate is aligned to our internal targets and with previous market guidance provided.

Our net cash position decreased by 42%, from R29,3 billion in the prior period to R17 billion as at 30 June 2018 due to the funding of the LCCP and investments to fund growth projects. Loans raised during the year amounted to R25 billion, mainly for the funding of our US growth project. Short-term debt increases relates to the Sasol Inzalo Public transaction unwinding in September 2018. During the year, we increased our existing US$1,5 billion Revolving Credit Facility to US$3,9 billion and extended the maturity to five years, with the inclusion of two further extension options of one year each. In addition, our Domestic Medium Term Note Programme of R8 billion provides us with access to the South African debt capital markets. The focus on our funding plan will now shift to ensuring that longer-term debt instruments are put in place.

Due to the funding of the LCCP, more than 80% of our debt is now US dollar denominated. Given the significantly weaker closing exchange rate of R13,73 and the related translation loss of R4,8 billion arising on the valuation of the balance sheet at year end, gearing increased to 43,2%, which is slightly below our internal ceiling and market guidance. Included in net debt is R6,1 billion of new finance leases mainly relating to Oxygen Train 17 in Secunda and rail storage facilities at the LCCP.

We are actively reviewing our capital structure and funding plan to ensure that we maintain an optimum solvency and liquidity profile. The unwinding of the Sasol Inzalo transaction has been structured to ensure that our credit ratings are maintained at investment grade and with the least amount of dilution to our shareholders. The Sasol Limited Board (the Board) approved that Sasol repurchase the shares from Inzalo Public Funding Limited (RF) and settle the outstanding debt of R7,4 billion and a cash top-up for value realised of approximately R600 million in September 2018, assuming a share price of R500. This step will eliminate any Sasol shareholder dilution as a result of the unwind of the Sasol Inzalo B-BBEE structure.

We therefore expect our gearing to remain around peak levels of 40% - 44% in 2019 due to higher debt associated with the Inzalo unwind. Accordingly, the Board approved that we manage the balance sheet to below our peak internal gearing ceiling of 44% for the 2019 financial year.

In January 2018, S&P Global Ratings affirmed Sasol's credit rating at a BBB-/A-3 with a stable outlook. This is two notches above the South African sovereign credit rating and is at investment grade. Similarly Moody's Investors Service (Moody's) confirmed South Africa's sovereign rating at Baa3 changing the rating from negative to stable in March 2018, while affirming Sasol's global scale long-term issuer rating at Baa3, adjusting the outlook from negative to stable. Sasol's national scale long-term rating was affirmed at Aaa.za. Moody's has delinked Sasol from the South African sovereign rating by one notch.

Our dividend policy is to pay dividends with a dividend cover range based on CHEPS. Taking into account the impact of the current volatile macroeconomic environment, capital investment plans, the current gearing range of 43,2%, and the dividend cover range, the Board has declared a gross final dividend of R7,90 per ordinary share and Sasol BEE ordinary share (1,3% higher compared to the prior year). The dividend cover was 2,8 times at 30 June 2018 (30 June 2017: 2,8 times).

Update on hedging activities

As part of our enterprise risk management framework, we entered into a number of hedges to mitigate specific financial market risks and provide protection of our balance sheet and operating cash flows against unforeseen movements in oil prices, interest rates, currency movements, commodity and final product prices. A summary of our group hedges are presented below:

		Settled contracts	Open contracts
		2018	2019
Brent oil – put options			
Number of barrels hedged	mm bbl	**50,25**	48,00
Average Brent crude oil price floor, net of costs	US$/bbl	**47,82**	53,36
Premiums paid	US$ m	**125,00**	131,00
Rand/US dollar currency – zero-cost collar instruments			
US$ exposure hedged	US$bn	**4,00**	4,00
Annual average floor	R/US$	**13,46**	13,14
Annual average cap	R/US$	**15,51**	15,14
Export coal – swaps			
Number of tons hedged	mm tons	**2,80**	1,40
Average coal swap price	US$/ton	**76,11**	81,82
Ethane gas – Swaps			
Number of barrels hedged	mm bbl	**2,30**	3,50
Average ethane gas swap price	US$ c/gal	**27,54**	27,30

Our hedging strategy has held us in good stead as we have managed to secure a floor of US$48/bbl for 2018 and US$53/bbl for 2019 which protects our balance sheet against crude oil price volatility. On the exchange rate, we have realised gains of R2,8 billion (cash flow) in 2018 which protected earnings and the balance sheet given the average exchange rate of R12,85/US$1.

The current volatility in the crude oil price and exchange rate impacted the valuation of the open hedges at the end of 2018. The unrealised losses include:

- R0,3 billion loss on the rand/US dollar zero-cost collars;

- R1,2 billion loss on Brent crude oil put options. The open instruments were valued against an average strike of US$56/bbl; and

- R0,4 billion loss on export coal swaps.

These losses are highly dependent on market factors and could change in 2019 depending on the actual oil price realised and exchange rate performance. We have completed our hedging programme for 2019 and are considering our hedging strategy for 2020 given the current oil price outlook and exchange rate volatility.

Continuous improvement and digitalisation

Our low oil price RP achieved cumulative cash savings of R85,3 billion since January 2015, exceeding our target range of R65 - 75 billion. The RP has delivered sustainable annual cash fixed cost savings of R3,5 billion which is in addition to the R5,4 billion sustainable cost savings from our BPEP. This brings our cumulative sustainable cost savings to R8,9 billion. We have now formally closed the RP at the end of June 2018. This proactive initiative enabled us to manage the balance sheet through periods of oil price volatility, while maintaining our investment grade and ability to fund our growth projects.

To ensure that we remain relevant and competitive and to reap the benefits of a higher oil price, we have introduced a CI programme. CI, building on the solid foundation established by the BPEP and the RP, is aimed at ensuring our continued competitiveness at an oil price of $40/bbl, while enhancing our offering to markets across all the industries in which we compete. Our medium-term target is to increase our Return on Invested Capital (ROIC) for our foundation businesses by at least two percentage points by 2022 to 19%. This is off a 2017 actual base, normalised for remeasurements and once-off items and excluding assets under construction. To date, we have identified value enhancing opportunities to the value of 50% of the target, which positions us well towards achieving our 2022 medium-term target.

Value adding digitalisation improvements, process simplification, selective core function repositioning and asset performance reviews, are considered across all our businesses globally as key enablers to achieving our CI targets.

Our digitalisation objectives are centered around improving asset health management (predictive maintenance), increasing the effectiveness and efficiency of operations (yield, energy, throughput, plan and schedule achievement), advancing customer engagement, and extracting value from business process automation. Through the effective use of data and digital technologies, we are positioning digitalisation to significantly contribute to our continuous improvement target of a 2% ROIC uplift by 2022. We are making steady progress with our focused asset review process. Several non-strategic assets have been identified for possible disposal or reduced shareholding. During the past financial year we successfully disposed of our shareholding in our Base Chemical joint ventures in Malaysia and several smaller investments. The disposal process for our Canadian shale assets has commenced. Market updates will be made as sufficient progress is made without negatively impacting the disposal process.

Effective tax rate

Our effective corporate tax rate increased from 28,3% to 35,4% largely as a result of impairments relating to our shale gas assets in Canada (R2,8 billion) and the Production Sharing Agreement (PSA) in Mozambique (R1,1 billion) as well as the share-based payment expense (R3 billion) with the implementation of Sasol Khanyisa. The adjusted effective tax rate, excluding equity accounted investments, remeasurements and once-off items, is 27,3% compared to 26,5% in the prior year.

Satisfactory operational performance, higher oil and product prices [1,3]
Operating Business Units

Mining – improving productivity, benefitting from higher global coal prices

Earnings before interest and tax (EBIT) increased by 41% to R5,2 billion compared to the prior period, mainly as a result of the strike action in 2017. Earnings, excluding the strike cost and remeasurement items, increased by 4% due to higher selling prices to SSO, an increase in export coal sales volumes and a 16% increase in export coal prices, partially offset by additional external coal purchases of R865 million to restore the stockpile to two million tons. At 30 June 2018, our coal stockpiles were fully restored through own production and additional external coal purchases. Based on our improved production run rate in the last quarter, we expect our external purchases from Anglo Coal's Isibonelo Colliery to return to our targeted level of five million tons per year. External coal purchased to supplement production ceased during July 2018.

Normalised unit cost of production increased by 5% to R284/ton compared to the prior year as a result of productivity rates not reaching our planned internal targets. This is in line with previous market guidance.

Sasol Mining concluded a three-year wage agreement with all five of our participating trade unions in August 2017.

Exploration and Production International (E&PI) – strong operational delivery from Mozambique and Gabon, partial impairment of PSA

EBIT adjusted for remeasurement items and the closing rate translation effect (normalised earnings*) amounted to R270 million for the period.

Our Mozambican producing operations recorded an EBIT of R2 billion largely due to higher sales prices which was partly negated by lower demand in the Mozambican gas market. The valuation of the PSA was impacted by weaker long-term macroeconomic assumptions and lower than expected oil volumes. This resulted in a partial impairment of R1,1 billion (US$94 million). We are currently reviewing the capital spend on the oil field development plan following the results of the drilling campaign and an update to the PSA approved capital expenditure will be communicated at the 2019 interim results. We expect lower capital expenditure as a result of the oil development but the gas development still remains according to our estimates made at FID (Final Investment Decision).

Our Gabon asset recorded an EBIT of R537 million, 82% higher compared to the prior year largely due to higher sales prices. This was partially offset by a 12% decrease in production volumes resulting from the natural decline of the field.

We impaired our Canadian shale gas assets by R2,8 billion in the first half of the year due to a further decline in long–term gas prices. The disposal process for these assets has commenced, however these assets have not yet been classified as held-for-sale. Further announcements will be made once the process develops to an advanced stage.

Strategic Business Units

Performance Chemicals – increased sales volumes, robust market demand, adversely impacted by stronger rand

Our sales volumes increased by 1% compared to the prior year despite Eskom electricity interruptions at SSO and Hurricane Harvey. We continued to take advantage of the strong demand for our organics and inorganics products and expanded our footprint in differentiated markets. The margins for our European and US specialty businesses remained resilient, benefitting from robust demand and favourable market conditions. Production volumes from our Eurasian Operations increased by 3% due to stronger demand and increased plant availability.

EBIT decreased by 7% to R8,2 billion compared to the prior year, mainly due to the stronger exchange rate, start-up costs associated with our growth projects and production interruptions at SSO. Excluding growth costs associated with our projects in the US and Brunsbüttel, cash fixed costs were contained to 2,6% for the year, which is below inflation target.

Base Chemicals – lower volumes, profitability adversely impacted by the stronger rand

Our business benefitted from higher chemical US dollar prices, which improved by 12% due to higher crude oil prices and favourable conditions prevailing in certain of our Solvents markets. The market demand remained strong for most of our products, however the impact of the stronger exchange rate offset this benefit in earnings.

Normalised earnings* decreased by 18% to R5,2 billion compared to the prior year mainly due to the stronger exchange rate which negatively impacted earnings by R1,8 billion or 27%. Our cash fixed costs, normalised for growth and once–off items increased by only 5,5%, which is below our inflation target. Remeasurement items includes an impairment of R5,2 billion (R3,7 billion after tax) on our South African Chlor Vinyls cash generating unit, as a result of the continued and sustained strengthening of the exchange rate outlook and the resulting impact on Base Chemicals margins.

Sales volumes decreased by 1% mainly due to production interruptions at SSO. Improved efficiencies in our Ethylene and Propylene value chains have however partially negated the impact of production interruptions on sales volumes.

Our 50% joint venture HDPE plant with Ineos Olefins and Polymers USA achieved beneficial operation in November 2017. The plant ramped up production during quarter four and is performing to expectations. We have successfully completed all guarantee runs and transitioned to bimodal production.

As part of the strategic review of our asset portfolio, we disposed of our 40% interest in the Petronas Chemicals LDPE plant and our 12% share in Petronas Chemicals Olefins plant in March 2018 for R1,9 billion (US$163 million). We are continuing to review our other assets and investments in the portfolio to further enhance performance and improve the ROIC for the group.

Energy – margins improve, but volumes under pressure

Our normalised earnings* margin increased from 21% to 22% mainly as a result of a higher crude oil prices. This was partially offset by lower liquid fuels volumes of R680 million (6%) and the stronger exchange rate of R1,9 billion (17%).

Normalised earnings* increased by 12% to R15,1 billion when compared to the prior year. We continued to focus on cost containment and identifying opportunities to further reduce our cost base. Normalised for the Power Purchase Agreement with Eskom coming to an end in 2017, our cash fixed costs increased by only 1,9%, which is well below inflation.

Natref's production volumes were 9% lower largely due to planned and unplanned production interruptions and an Eskom electricity supply interruption at the start of the year. The first half of the year was challenging. However, Natref delivered a strong performance during the last quarter of the year with an improved production run rate of 600m³/h despite a planned shutdown in quarter four. The increased volumes in the second half of the year partially offsets the lower production volumes recorded in the first half of the year. We expect the positive production run rate to continue in 2019.

ORYX GTL delivered a strong production performance with an average utilisation rate of 95%. ORYX GTL contributed R1,2 billion to operating profit with volumes increasing by 1% compared to the prior year.

In Nigeria, Escravos GTL (EGTL), optimisation efforts to reduce costs and improve plant efficiency are progressing well, with a marked improvement on average utilisation rates. This, together with a higher oil price outlook, resulted in a reversal of impairment of our investment in EGTL of R254 million.

The challenging economic environment also impacted our gas sales volumes to the external market, resulting in a reduction of 3% compared to the prior year. The available gas was, however, utilised internally in our integrated value chain.

In line with our strategy to grow our South African retail presence and maximise margins, we opened 12 new Sasol retail convenience centres (RCCs) and divested from 10 non-operating RCCs. We are continuing to accelerate the growth of our retail network through organic growth and potential acquisitions. We are also improving our retail offering to meet the changing trends of our customer base through embracing digitalisation. As part of our commitment to transformation, we continued to focus on procurement, skills and enterprise development initiatives and improved our B-BBEE score for Sasol Oil from a level 7 to a level 3 in the current year.

* Normalised earnings represent reported EBIT adjusted for remeasurement items and the closing rate translation effects based on information contained in the published Group consolidated annual financial statements for the year ended 30 June 2018.

Advancing projects to enable future growth

We are making steady progress in delivering on our growth pipeline:

- **Growing our footprint in North America**:

  - We are progressing with LCCP in Lake Charles and indications are that the cost of the project will remain within the previous market guidance of US$11,13 billion. As at end June 2018, engineering, equipment fabrication and procurement were substantially complete and construction progress reached 68% completion. Overall the project is 88% complete with capital expenditure amounting to US$9,8 billion. The project remains on track to start up the first three manufacturing units in the second half of the 2018 calendar year. A significant milestone was reached when we achieved first steam production in July 2018. The expected start-up date of the remainder of the manufacturing units remains in the second half of the 2019 calendar year.

    We have updated the LCCP economics with the current view of long-term market assumptions obtained from independent market consultants. Due to the volatile market and differing views of where ethane will be sourced from, the assumptions from the market consultants differ significantly. In a scenario where ethane is sourced from the Gulf area, the internal rate of return (IRR) is 8,0% - 8,5% and assumes an ethane price of between US$30-40 cents per gallon. The alternative view which assumes that ethane is sourced further away from the Gulf yields an IRR of 5,2% - 5,7% as the ethane price is between US$60-65 cents per gallon. In both of these scenarios the oil price is assumed to be US$60-80/bbl and the EBITDA at steady state ranges between US$1,2 billion to US$1,3 billion. At spot prices, using the last quarter of 2018 as a reference, the IRR is 8,5% - 8,9%. The spot WACC rate for the US at 30 June 2018 was 7,68%.

- **Focusing on our asset base in Africa:**

  - Our strategic R14 billion mine replacement programme, which will ensure uninterrupted coal supply to SSO in order to support Sasol's strategy to operate our Southern African facilities until 2050, is nearing completion. Phase two of the Impumelelo colliery project is on track to be completed within budget, late in the 2019 calendar year. The Shondoni colliery underground infrastructure was completed during May 2018 and the colliery was officially inaugurated on 5 July 2018. The phases completed to date were within budget and schedule.

  - In Mozambique, the PSA Phase 1 and Phase 2 drilling activities have been completed. In total, 11 wells were drilled comprising seven oil wells and four gas wells. The Inhassoro oil reservoirs have proved more complex than expected and, with the reduced expectation of recoverable oil volumes and uncertainty on the oil price, we are looking to maximise the use of existing processing facilities in the adjacent Petroleum Production Agreement (PPA) facilities. Phase 1 gas results confirm gas resources cover for Central Termica Temane (CTT), formerly Mozambique Gas-to-Power Project (MGtP). Phase 2 appraisal drilling results indicate gas volumes to be at the lower end of our initial estimates. Focused efforts are underway to assess the range of options and possibilities to sustainably secure and source gas feedstock.

  - In continuing to execute our strategy, we have concluded a farm-in into the DE8 block in Gabon where we now hold 40% working interest of that block. An exploration well drilled during the year was unsuccessful and written off.

Maintaining our focus on safety and sustainable value creation

We continued to deliver on our broader sustainability and community contributions during the year:

- Safety remains one of our top priorities and is a core value. However, we are deeply saddened to report that we had four work-related fatalities and six high severity injuries this year. An incident, which resulted in the tragic death of an employee, was investigated as a fatality and the harm was determined to have been self-inflicted. The main learnings from this investigation were taken on board and implemented. Our thoughts remain with the families of our employees who have lost their lives in Sasol's service this year.

  A senior executive safety workshop was conducted as a necessary intervention to evaluate industry best practices and strengthen the standardised approach to prevent fatalities and high severity injuries across the group. Four focus areas were identified which will form the basis of our safety programme for the next financial year. Our 12 month rolling Recordable Case Rate for employees and service providers, excluding illnesses, improved to 0,27, our lowest level ever recorded. We believe our focused programme will also improve our injury rate.

- During the year, we invested R2 billion in skills development and socio-economic development, which includes our Ikusasa programme, bursaries, learnerships and artisan training programmes. The Ikusasa programme focuses on education, health and wellbeing, infrastructure, and safety and security in the Secunda and Sasolburg regions.

- This year saw the publication of the draft Carbon Tax and Climate Change Bills, both of which are expected to be implemented during the course of 2019. Sasol is supportive of the "Just Transition" campaign where a holistic approach is taken to achieving a lower carbon economy. Sasol continues to constructively engage with government on both these critical pieces of legislation. Further, we are progressing transparency around our climate change management, aligned with international initiatives, such as the Task Force for Climate Related Financial Disclosure requirements. Ongoing engagements with key stakeholders inform the robustness of our journey.

- Our total greenhouse gas (GHG) emissions for all operations globally is slightly lower at 67,43 million tons for 2018 when compared to 67,68 million tons in the prior year. Our GHG emissions intensity (measured in carbon dioxide equivalent per ton of production) is higher at 3,78 compared to 3,66 in 2017. This is due to lower production levels in Secunda as a result of production interruptions.

- Sasol supports the objective of the National Environmental Management: Air Quality Act (NEMAQA) to contribute to an environment that is not harmful to human health or wellbeing. We regularly engage with the Department of Environmental Affairs on this to achieve a sustainable regulatory framework to support meaningful improvements in ambient air quality.

- While most of Sasol's processes will be able to comply with new plant Minimum Emission Standards by 2025, there are selected activities that will not. For these specific cases, Sasol relies on applications for postponement of the applicable compliance timeframes as we continue to investigate technical solutions that will ensure compliance. In support, we are progressing the implementation of our committed air quality roadmaps.

- The Sasol Group Energy Intensity index (EIi) improved from the 2015 baseline by 6,03% against our internal target of 3% (1% per year). Our South African Operation's EIi for 2018 is 6,62% and has essentially remained unchanged from the previous year mainly due to unplanned electricity supply outages resulting in frequent plant interruptions at our South African operations.

- During the year, we paid R39,5 billion in direct and indirect taxes to the South African government. Sasol remains one of the largest corporate taxpayers in South Africa, contributing significantly to the country's economy.

- During 2018, Sasol made good progress in terms of Preferential Procurement which resulted in actual spend with black owned suppliers increasing by R5,2 billion to R12,7 billion from the prior year.

- Sasol is committed to sustainable transformation and Broad-Based Black Economic Empowerment (B-BBEE). In our recent B-BBEE verification, Sasol achieved a Level 6 contributor status representing a key milestone in our journey of achieving at least a Level 4 contributor status by 2020.

Unwinding of Inzalo B–BBEE transaction

As announced on 26 June 2018, Sasol settled the Sasol Inzalo Groups preference share debt of approximately R4,6 billion in June 2018 by utilising existing cash to repurchase up to 9,5 million preferred ordinary shares from Sasol Inzalo Groups Funding (Pty) Ltd (RF) at a 30 day volume weighted average price (VWAP) of R475,03, and funded the residual shortfall on the third party debt of R59 million. The Sasol Inzalo Public Funding Limited (RF) debt becomes due in September 2018. The Board has approved that Sasol settle the Sasol Inzalo Public debt in the same manner as Sasol Inzalo Groups so as to limit dilution on our shareholders, while maintaining investment grade ratings by utilising existing cash or credit facilities to repurchase 16,1 million preferred ordinary shares from Sasol Inzalo Public Funding Limited (RF). Based on Sasol's current share price and the forecast debt balances, there could be residual value, after settlement of third party debt, which will be distributed to Sasol Inzalo Public Funding Limited (RF) ordinary shareholders.

Business performance outlook* – strong production performance and cost reductions to continue

The current economic climate continues to remain highly volatile and uncertain. While oil price and foreign exchange movements are outside our control and may impact our results, our focus remains firmly on managing factors within our control, including volume growth, cost optimisation, effective capital allocation, focused financial risk management and maintaining an investment grade credit rating.

We expect an overall strong operational performance for 2019, with:

- SSO volumes of between 7,6 to 7,7 million tons impacted by a planned full shutdown in 2019;

- Liquid fuels sales of approximately 57 to 58 million barrels due to a planned full shutdown at SSO;

- Base Chemicals sales volumes, excluding US produced products, to be 2% – 3% higher than the prior year, with US dollar product pricing expected to follow Brent crude oil prices. Our US HDPE plant will contribute for the full year, while LCCP is expected to start contributing during the second half of the year.
- Performance Chemicals sales volumes to be 2% – 4% higher, excluding the LCCP;
- Gas production volumes from the Petroleum Production Agreement in Mozambique to be between 114 bscf to 118 bscf;
- We expect to achieve an average utilisation rate of 95% at ORYX GTL in Qatar;
- Normalised cash fixed costs to remain in line within our inflation assumption of 6%;
- Capital expenditure, including capital accruals, of R38 billion for 2019 and R30 billion for 2020 as we progress with the execution of our growth plan and strategy. Capital estimates may change as a result of exchange rate volatility and other factors;
- Our balance sheet gearing to range between 40% – 44%;
- Rand/US dollar exchange rate to range between R12,50 and R13,50; and
- Average Brent crude oil prices to remain between US$65/bbl and US$75/bbl.

*The financial information contained in this business performance outlook is the responsibility of the directors and in accordance with standard practice, it is noted that this information has not been audited and reported on by the company's auditors.

Competition law compliance

In 2012, the South African Competition Commission referred allegations of price-fixing and market division against various petroleum products producers, including Sasol to the Competition Tribunal. Sasol and the other companies involved settled the matter with the Competition Commission on a no fine and no admission of guilt basis and provided undertakings regarding future exchange of information within the industry. The application for confirmation of the settlement agreement was heard before the Competition Tribunal on 7 February 2018. On 3 May 2018, the Competition Tribunal approved the settlement agreement. This effectively closed the investigations with no penalty imposed on Sasol.

Tax litigation and contingency

As previously reported, the South African Revenue Service (SARS) issued revised assessments for Sasol Oil (Pty) Ltd (Sasol Oil) relating to a dispute around our international crude oil procurement activities for the 2005 to 2012 tax years. Sasol Oil has co-operated fully with SARS during the course of the audit related to these assessments.

The litigation process in the Tax Court, relating to the international crude oil procurement activities for the 2005 to 2007 years of assessment, was concluded and judgement was delivered on 30 June 2017 in favour of SARS. As a result, a liability of R1,3 billion has been recognised in the prior year financial statements in respect of the 2005 to 2014 matters that remain the subject of the ongoing litigation. Sasol Oil, in consultation with its tax and legal advisors, does not support the basis of the judgement and filed an appeal with the Supreme Court of Appeal (SCA). The SCA hearing will take place on 21 August 2018, and it is anticipated that the judgement will likely be delivered within a few months thereafter.

SARS has notified Sasol Oil of its intention to place on hold the field audit relating to this issue for the 1999 to 2004 tax years pending the outcome of the litigation. As a result of the judgement handed down on 30 June 2017, a possible obligation may arise from the field audit, which is regarded as a contingent liability.

In addition, there could be a potential tax exposure of R12,6 billion for the periods 2013 to 2014 on varying tax principles relating to the aforementioned activities, which remains the subject of an appeal. Supported by specialist tax and legal advisors, Sasol Oil disagrees with SARS' additional assessments for the 2013 and 2014 periods and has filed an appeal in the Tax Court, which has been suspended, pending the decision of the SCA. A possible obligation may arise for the tax years subsequent to 2014, which could give rise to a future contingent liability also depending to a degree on the outcome of the SCA hearing. SARS' decision to suspend the payment of this disputed tax for the periods 2005 to 2014 currently remains in force.

In 2010, SARS commenced with a request for information in respect of Sasol Financing International Plc (SFI). This matter progressed to an audit over the years and has now culminated in SARS issuing a final audit letter on 16 February 2018. Consequently, assessments were issued in respect of the 2002 to 2012 tax years. SARS argues that the place of effective management of SFI, an offshore treasury function, was South Africa. This approach could result in potential tax exposure of R3,1 billion (including interest and penalties as at 30 June 2018). SFI has co-operated fully with SARS during the course of the audit related to these assessments. SFI, in consultation with its tax and legal advisors, does not support the basis of these additional assessments for all the years. Accordingly, SFI lodged objections and will submit appeals (as the case may be) to the assessments as the legal process unfolds. SARS' decision to suspend the payment of this disputed tax for the periods 2002 to 2012 currently remains in force. Sasol is committed to compliance with tax laws and any disputes with tax authorities on the interpretation of tax laws and regulations will be addressed in a transparent and constructive manner.

Change in directors

Ms MBN Dube was appointed as an independent director with effect from 1 April 2018 and Mr HG Dijkgraaf retired as an independent director on 30 April 2018. Mr MJN Njeke was appointed as the lead independent director with effect from 30 April 2018.

Declaration of cash dividend number 78

A final gross cash dividend of South African 790 cents per share (30 June 2017 – 780 cents per ordinary share) has been declared for the year ended 30 June 2018. The cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The Board is satisfied that the liquidity and solvency of the company, as well as capital adequacy remaining after payment of the dividend is sufficient to support the current operations for the ensuing year. The dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 20%. At the declaration date, there are 623 081 550 ordinary, 16 085 199 preferred ordinary and 6 394 179 Sasol BEE ordinary shares in issue. The net dividend amount payable to shareholders who are not exempt from the dividend withholding tax, is 632 cents per share, while the dividend amount payable to shareholders who are exempt from dividend withholding tax is 790 cents per share.

The salient dates for holders of ordinary shares and Sasol BEE ordinary shares are:

Declaration date	Monday, 20 August 2018
Last day for trading to qualify for and participate in the final dividend (cum dividend)	Tuesday, 4 September 2018
Trading ex dividend commences	Wednesday, 5 September 2018
Record date	Friday, 7 September 2018
Dividend payment date (electronic and certificated register)	Monday, 10 September 2018

The salient dates for holders of our American Depository Receipts are:[1]

Ex dividend on New York Stock Exchange (NYSE)	Wednesday, 5 September 2018
Record date	Friday, 7 September 2018
Approximate date for currency conversion	Tuesday, 11 September 2018
Approximate dividend payment date	Friday, 21 September 2018

1 All dates approximate as the NYSE sets the record date after receipt of the dividend declaration.

On Monday, 10 September 2018, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 10 September 2018. Share certificates may not be dematerialised or rematerialised between 5 September 2018 and 7 September 2018, both days inclusive.

On behalf of the Board

Mandla Gantsho
Chairman

Bongani Nqwababa
Joint President and
Chief Executive Officer

Stephen Cornell
Joint President and
Chief Executive Officer

Paul Victor
Chief Financial Officer

Sasol Limited

17 August 2018

The summarised financial statements are presented on a condensed consolidated basis.

Income statement
for the year ended 30 June

2016 US$m*	2017 US$m*	2018 US$m*		2018 Rm	2017 Rm	2016 Rm
11 911	12 668	**14 121**	**Turnover**	**181 461**	172 407	172 942
(4 912)	(5 249)	**(5 961)**	Materials, energy and consumables used	**(76 606)**	(71 436)	(71 320)
(476)	(471)	**(549)**	Selling and distribution costs	**(7 060)**	(6 405)	(6 914)
(582)	(636)	**(713)**	Maintenance expenditure	**(9 163)**	(8 654)	(8 453)
(1 647)	(1 794)	**(2 138)**	Employee-related expenditure	**(27 468)**	(24 417)	(23 911)
(20)	(36)	**(27)**	Exploration expenditure and feasibility costs	**(352)**	(491)	(282)
(1 127)	(1 190)	**(1 278)**	Depreciation and amortisation	**(16 425)**	(16 204)	(16 367)
(625)	(922)	**(1 192)**	Other expenses and income	**(15 316)**	(12 550)	(9 073)
10	(88)	**(1)**	Translation (losses)/gains	**(11)**	(1 201)	150
(635)	(834)	**(1 191)**	Other operating expenses and income	**(15 305)**	(11 349)	(9 223)
35	79	**112**	Equity accounted profits, net of tax	**1 443**	1 071	509
2 557	2 449	**2 375**	**Operating profit before remeasurement items and Sasol Khanyisa share-based payment**	**30 514**	33 321	37 131
(888)	(119)	**(771)**	Remeasurement items	**(9 901)**	(1 616)	(12 892)
–	–	**(223)**	Sasol Khanyisa share-based payment	**(2 866)**	–	–
1 669	2 330	**1 381**	**Earnings before interest and tax (EBIT)**	**17 747**	31 705	24 239
125	115	**133**	Finance income	**1 716**	1 568	1 819
(161)	(240)	**(292)**	Finance costs	**(3 759)**	(3 265)	(2 340)
1 633	2 205	**1 222**	**Earnings before tax**	**15 704**	30 008	23 718
(598)	(624)	**(432)**	Taxation	**(5 558)**	(8 495)	(8 691)
1 035	1 581	**790**	**Earnings for the year**	**10 146**	21 513	15 027
			Attributable to			
911	1 497	**679**	Owners of Sasol Limited	**8 729**	20 374	13 225
124	84	**111**	Non-controlling interests in subsidiaries	**1 417**	1 139	1 802
1 035	1 581	**790**		**10 146**	21 513	15 027
US$	US$	**US$**		**Rand**	Rand	Rand
			Per share information			
1,49	2,45	**1,11**	Basic earnings per share	**14,26**	33,36	21,66
1,49	2,44	**1,10**	Diluted earnings per share	**14,18**	33,27	21,66

* Supplementary non-IFRS information. US dollar convenience translation, converted at average exchange rate of R12,85/US$1 (30 June 2017 – R13,61/US$1; 30 June 2016 – R14,52/US$1).
The income statement has been translated from rand to US dollar for convenience purposes in order to enable offshore shareholders to interpret the financial performance in a universally measured currency. This constitutes pro-forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation set out on page 19.

Statement of comprehensive income

for the year ended 30 June

	2018 Rm	2017 Rm	2016 Rm
Earnings for the year	**10 146**	21 513	15 027
Other comprehensive income, net of tax			
Items that can be subsequently reclassified to the income statement	**6 068**	(8 931)	13 253
Effect of translation of foreign operations	**5 237**	(10 074)	15 112
Effect of cash flow hedges	**1 233**	1 821	(2 855)
Fair value of investments available-for-sale	**13**	11	(7)
Tax on items that can be subsequently reclassified to the income statement	**(415)**	(689)	1 003
Items that cannot be subsequently reclassified to the income statement	**(54)**	743	(546)
Remeasurements on post-retirement benefit obligations	**(80)**	1 114	(877)
Tax on items that cannot be subsequently reclassified to the income statement	**26**	(371)	331
Total comprehensive income for the year	**16 160**	13 325	27 734
Attributable to			
Owners of Sasol Limited	**14 727**	12 234	25 890
Non-controlling interests in subsidiaries	**1 433**	1 091	1 844
	16 160	13 325	27 734

Statement of financial position
at 30 June

2017 US$m*	2018 US$m*		2018 Rm	2017 Rm
		Assets		
12 157	**12 196**	Property, plant and equipment	**167 457**	158 773
10 010	**12 044**	Assets under construction	**165 361**	130 734
181	**196**	Goodwill and other intangible assets	**2 687**	2 361
904	**801**	Equity accounted investments	**10 991**	11 813
48	**109**	Post-retirement benefit assets	**1 498**	622
236	**298**	Deferred tax assets	**4 096**	3 082
276	**429**	Other long-term assets	**5 888**	3 600
23 812	**26 073**	**Non-current assets**	**357 978**	310 985
17	**8**	Assets in disposal groups held for sale	**113**	216
–	**6**	Short-term assets	**85**	–
1 943	**2 139**	Inventories	**29 364**	25 374
2 310	**2 406**	Trade and other receivables	**33 031**	30 179
210	**112**	Short-term financial assets	**1 536**	2 739
138	**144**	Cash restricted for use	**1 980**	1 803
2 117	**1 103**	Cash and cash equivalents	**15 148**	27 643
6 735	**5 918**	**Current assets**	**81 257**	87 954
30 547	**31 991**	**Total assets**	**439 235**	398 939
		Equity and liabilities		
16 211	**16 240**	Shareholders' equity	**222 985**	211 711
423	**410**	Non-controlling interests	**5 623**	5 523
16 634	**16 650**	**Total equity**	**228 608**	217 234
5 690	**7 042**	Long-term debt	**96 691**	74 312
1 275	**1 104**	Long-term provisions	**15 160**	16 648
847	**867**	Post-retirement benefit obligations	**11 900**	11 069
70	**64**	Long-term deferred income	**879**	910
56	**10**	Long-term financial liabilities	**133**	733
1 980	**1 887**	Deferred tax liabilities	**25 908**	25 860
9 918	**10 974**	**Non-current liabilities**	**150 671**	129 532
–	**3**	Liabilities in disposal groups held for sale	**36**	–
744	**1 071**	Short-term debt	**14 709**	9 718
57	**140**	Short-term financial liabilities	**1 926**	740
3 185	**3 147**	Other current liabilities	**43 196**	41 592
9	**6**	Bank overdraft	**89**	123
3 995	**4 367**	**Current liabilities**	**59 956**	52 173
30 547	**31 991**	**Total equity and liabilities**	**439 235**	398 939

* Supplementary non-IFRS information. US dollar convenience translation, converted at a closing exchange rate of R13,73/US$1 (30 June 2017 – R13,06/US$1).

The Statement of financial position has been translated from rand to US dollar for convenience purposes in order to enable offshore shareholders to interpret the financial performance in a universally measured currency. This constitutes pro-forma financial information in terms of the JSE Limited Listings Requirements and should be read in conjunction with the basis of preparation set out on page 19.

Statement of changes in equity

for the year ended 30 June

	2018 Rm	2017 Rm	2016 Rm
Balance at beginning of year	**217 234**	212 418	196 483
Movement in share-based payment reserve	**3 942**	1 108	177
Share-based payment expense	**823**	463	123
Deferred tax	**166**	–	–
Implementation of Sasol Khanyisa transaction	**2 953**	–	–
Shares issued on implementation of long-term incentive scheme	**–**	–	54
Long-term incentive scheme converted to equity-settled	**–**	645	–
Total comprehensive income for the year	**16 160**	13 325	27 734
Transactions with non-controlling shareholders	**(51)**	–	–
Dividends paid to shareholders	**(7 952)**	(8 628)	(10 680)
Dividends paid to non-controlling shareholders in subsidiaries	**(725)**	(989)	(1 296)
Balance at end of year	**228 608**	217 234	212 418
Comprising			
Share capital	**15 775**	29 282	29 282
Share repurchase programme	**–**	(2 641)	(2 641)
Retained earnings	**184 352**	176 714	164 917
Share-based payment reserve	**(4 021)**	(12 525)	(13 582)
Foreign currency translation reserve	**28 500**	23 285	33 316
Remeasurements on post-retirement benefit obligations	**(1 844)**	(1 790)	(2 533)
Investment fair value reserve	**43**	33	26
Cash flow hedge accounting reserve	**180**	(647)	(1 788)
Shareholders' equity	**222 985**	211 711	206 997
Non-controlling interests in subsidiaries	**5 623**	5 523	5 421
Total equity	**228 608**	217 234	212 418

Statement of cash flows
for the year ended 30 June

	2018 Rm	2017 Rm	2016 Rm
Cash receipts from customers	178 672	172 061	175 994
Cash paid to suppliers and employees	(135 795)	(127 992)	(121 321)
Cash generated by operating activities	**42 877**	44 069	54 673
Dividends received from equity accounted investments	1 702	1 539	887
Finance income received	1 565	1 464	1 633
Finance costs paid	(4 797)	(3 612)	(3 249)
Tax paid	(7 041)	(6 352)	(9 329)
Cash available from operating activities	**34 306**	37 108	44 615
Dividends paid	(7 952)	(8 628)	(10 680)
Cash retained from operating activities	**26 354**	28 480	33 935
Total additions to non-current assets	(55 891)	(56 812)	(70 497)
Additions to non-current assets	(53 384)	(60 343)	(73 748)
(Decrease)/increase in capital project related payables	(2 507)	3 531	3 251
Additional cash contributions to equity accounted investments	(164)	(444)	(548)
Proceeds on disposals and scrappings	2 280	788	569
Purchase of investments	(124)	(96)	(223)
Other net cash flow from investing activities	(80)	(113)	(335)
Cash used in investing activities	**(53 979)**	(56 677)	(71 034)
Share capital issued on implementation of share options	–	–	54
Dividends paid to non-controlling shareholders in subsidiaries	(725)	(989)	(1 296)
Proceeds from long-term debt	24 961	9 277	34 008
Repayment of long-term debt	(9 199)	(2 364)	(3 120)
Proceeds from short-term debt	1 957	4 033	2 901
Repayment of short-term debt	(2 607)	(1 410)	(3 369)
Cash generated by financing activities	**14 387**	8 547	29 178
Translation effects on cash and cash equivalents	954	(3 207)	7 069
Decrease in cash and cash equivalents	**(12 284)**	(22 857)	(852)
Cash and cash equivalents at the beginning of year	29 323	52 180	53 032
Cash and cash equivalents at the end of the year	**17 039**	29 323	52 180

Segment report

for the year ended 30 June

Turnover R million 2016*	2017*	2018	Segment analysis	Earnings before interest and tax (EBIT) R million 2018	2017*	2016*
21 186	23 046	**23 995**	**Operating Business Units**	**1 561**	4 310	(6 975)
16 975	18 962	**19 797**	Mining	**5 244**	3 725	4 739
4 211	4 084	**4 198**	Exploration and Production International	**(3 683)**	585	(11 714)
173 042	170 413	**179 630**	**Strategic Business Units**	**22 852**	26 843	29 831
64 341	64 772	**69 773**	Energy	**14 081**	11 218	14 069
37 795	38 414	**40 091**	Base Chemicals	**588**	6 862	5 606
70 906	67 227	**69 766**	Performance Chemicals	**8 183**	8 763	10 156
108	516	**52**	**Group Functions**	**(6 666)**	552	1 383
194 336	193 975	**203 677**	Group performance	**17 747**	31 705	24 239
(21 394)	(21 568)	**(22 216)**	Intersegmental turnover			
172 942	172 407	**181 461**	External turnover			

* Restated for the transfer of the US ethylene business from Performance Chemicals to Base Chemicals.

Contribution to group turnover (%)


2017
Group Functions
Mining
Exploration and Production International
Performance Chemicals
Energy
Base Chemicals
2018
Mining
Exploration and Production International
Performance Chemicals
Energy
Base Chemicals

Contribution to group EBIT (%)


2017
Group Functions
Mining
Exploration and Production International
Performance Chemicals
Energy
Base Chemicals
2018
Mining
Performance Chemicals
Energy
Base Chemicals

	EBITDA R million 2018	2017*	2016*
Operating Business Units	**9 146**	8 299	7 737
Mining	**7 060**	5 658	6 443
Exploration and Production International	**2 086**	2 641	1 294
Strategic Business Units	**41 647**	40 080	43 771
Energy	**20 045**	17 590	19 343
Base Chemicals	**9 212**	9 685	10 598
Performance Chemicals	**12 390**	12 805	13 830
Group Functions	**1 620**	(752)	2 484
Group performance	**52 413**	47 627	53 992

Salient features

for the year ended 30 June

		2018	2017	2016
Selected ratios				
Earnings before interest and tax margin	%	**9,8**	18,4	14,0
Finance costs cover	times	**4,1**	9,2	8,0
Net borrowings to shareholders' equity (gearing)	%	**43,2**	26,7	14,6
Dividend cover - Core headline earnings per share[1]	times	**2,8**	2,8	2,8
Share statistics				
Total shares in issue	million	**645,6**	679,8	679,8
Sasol ordinary shares in issue	million	**623,1**	651,4	651,4
Treasury shares (share repurchase programme)	million	**–**	8,8	8,8
Weighted average number of shares	million	**612,2**	610,7	610,7
Diluted weighted average number of shares	million	**615,9**	612,4	610,7
Share price (closing)	Rand	**502,86**	366,50	397,17
Market capitalisation - Sasol ordinary shares	Rm	**313 323**	238 738	258 717
Market capitalisation - Sasol BEE ordinary shares	Rm	**1 918**	866	892
Net asset value per share	Rand	**359,60**	348,27	340,51
Dividend per share	Rand	**12,90**	12,60	14,80
- interim	Rand	**5,00**	4,80	5,70
- final	Rand	**7,90**	7,80	9,10

1 With effect from 23 February 2018, the Board approved a change in dividend policy from HEPS to CHEPS.

		2018	2017	2016
Other financial information				
Total debt (including bank overdraft)	Rm	**109 454**	81 405	80 151
- interest-bearing	Rm	**108 017**	80 352	79 175
- non-interest-bearing	Rm	**1 437**	1 053	976
Finance expense capitalised	Rm	**3 568**	2 764	2 253
Capital commitments (subsidiaries and joint operations)	Rm	**63 276**	90 736	137 286
- authorised and contracted	Rm	**179 172**	154 739	143 380
- authorised, not yet contracted	Rm	**40 687**	61 673	95 590
- less expenditure to date	Rm	**(156 583)**	(125 676)	(101 684)
Capital commitments (equity accounted investments)	Rm	**893**	584	608
- authorised and contracted	Rm	**536**	292	175
- authorised, not yet contracted	Rm	**623**	573	756
- less expenditure to date	Rm	**(266)**	(281)	(323)
Guarantees (excluding treasury facilities)				
- maximum potential exposure	Rm	**80 260**	81 896	98 312
- related debt recognised on the balance sheet	Rm	**76 199**	64 057	71 252
Effective tax rate	%	**35,4**	28,3	36,6
Adjusted effective tax rate[2]	%	**27,3**	26,5	28,2
Number of employees[3]	number	**31 270**	30 900	30 100
Average crude oil price - dated Brent	US$/barrel	**63,62**	49,77	43,37
Average rand/US$ exchange rate	1US$ = Rand	**12,85**	13,61	14,52
Closing rand/US$ exchange rate	1US$ = Rand	**13,73**	13,06	14,71

2 Effective tax rate adjusted for equity accounted investments, remeasurement items and once-off items.

3 The total number of employees includes permanent and non-permanent employees and the group's share of employees within joint operations, but excludes contractors and equity accounted investments' employees.

	2018 Rm	2017 Rm	2016 Rm
Reconciliation of headline earnings			
Earnings attributable to owners of Sasol Limited	**8 729**	20 374	13 225
Effect of remeasurement items for subsidiaries and joint operations[1]	**9 901**	1 616	12 892
Impairment of property, plant and equipment	**7 623**	415	8 424
Impairment of assets under construction	**1 492**	1 942	3 586
Impairment of goodwill and other intangible assets	**–**	120	310
Reversal of impairment	**(354)**	(1 136)	–
Fair value write down - assets held for sale	**–**	64	–
Loss/(profit) on disposal of non-current assets	**7**	(21)	(389)
(Profit)/loss on disposal of investment in businesses	**(833)**	(51)	226
Scrapping of non-current assets	**1 654**	283	1 099
Write-off of unsuccessful exploration wells	**312**	–	(3)
Realisation of foreign currency translation reserve	**–**	–	(361)
Tax effects and non-controlling interests	**(1 843)**	(539)	(846)
Effect of remeasurement items for equity accounted investments	**11**	14	13
Headline earnings	**16 798**	21 465	25 284
Headline earnings adjustments per above			
■ Mining	**34**	6	31
■ Exploration and Production International	**4 241**	(6)	9 963
■ Energy	**971**	1 844	1 267
■ Base Chemicals	**4 499**	(901)	1 723
■ Performance Chemicals	**116**	663	55
■ Group Functions	**40**	10	(147)
Remeasurement items	**9 901**	1 616	12 892
Headline earnings per share Rand	**27,44**	35,15	41,40
Diluted headline earnings per share Rand	**27,27**	35,05	41,40

1 Includes the impact of the full impairment of our Chlor Vinyls value chain of R5,2 billion in South Africa, the impairment of the PSA asset of R1,1 billion (US$94 million) in Mozambique, the partial impairment of our Canadian shale gas assets of R2,8 billion (CAD281 million) and the scrapping of our US GTL project amounting to R1,1 billion (US$83 million).

Basis of preparation

The summarised consolidated financial statements are prepared in accordance with the JSE Limited's (JSE) Listings Requirements for summary financial statements, and the requirements of the Companies Act applicable to summary financial statements. The JSE requires summary financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34, *Interim Financial Reporting.*

The summarised consolidated financial statements do not include all the disclosure required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board.

These summarised consolidated financial statements have been prepared in accordance with the historic cost convention except that certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value.

The summarised consolidated financial statements are presented in South African rand, which is Sasol Limited's functional and presentation currency. The accounting policies applied in the preparation of these summarised consolidated financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2018.

The summarised consolidated financial statements appearing in this announcement are the responsibility of the directors. The directors take full responsibility for the preparation of the summarised consolidated financial statements. Paul Victor CA(SA), Chief Financial Officer, is responsible for this set of summarised consolidated financial statements and has supervised the preparation thereof in conjunction with the Senior Vice President: Financial Control Services, Brenda Baijnath CA(SA).

Pro–forma financial information

Core headline earnings and US dollar convenience translations included in this announcement constitutes pro-forma financial information.

The pro–forma financial information is the responsibility of the board of directors and is presented for illustrative purposes only. Because of its nature, the pro–forma financial information may not fairly present Sasol's financial position, changes in equity, results of operations or cash flows. The underlying information, used in the preparation of the pro–forma financial information, has been prepared using accounting policies which comply with IFRS and are consistent with those applied in the published group consolidated annual financial statements for the year ended 30 June 2018.

This pro-forma information has been reported on by the group's auditors, being PricewaterhouseCoopers Inc. Their unqualified reporting accountant's report thereon is available for inspection at the company's registered address.

Related party transactions

The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.

Subsequent events

The Sasol Limited Board approved that Sasol repurchase the shares from Inzalo Public Funding Limited (RF) in September 2018 and settle the outstanding debt of R7,4 billion and a cash top-up for value realised of approximately R600 million in September 2018, assuming a share price of R500. This will then conclude the unwinding of the Sasol Inzalo transaction.

Financial instruments

Fair value

Fair value is determined using valuation techniques as outlined unless the instrument is listed in an active market. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The table below represents significant financial instruments measured at fair value at reporting date, or for which fair value is disclosed at 30 June 2018. The US dollar bond, the interest rate swap, the crude oil put options, the zero-cost foreign exchange collars and the coal swaps were considered to be significant financial instruments for the group based on the amounts recognised in the statement of financial position. The calculation of fair value requires various inputs into the valuation methodologies used. The source of the inputs used affects the reliability and accuracy of the valuations. Financial instruments have been classified into the hierarchical levels in line with IFRS 13.

Level 1   Quoted prices in active markets for identical assets or liabilities.
Level 2   Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).
Level 3   Inputs for the asset or liability that are unobservable.

Instrument	IFRS 13 fair value hierarchy	Carrying value Rm	Fair value Rm	Valuation method	Significant inputs
Listed long-term debt	Level 1	13 704	13 345	Fair value	Quoted market price for the same or similar instruments
Derivative financial assets and liabilities	Level 2	(232)	(232)	Forward rate interpolator model, discounted expected cash flows, numerical approximation, as appropriate	Foreign exchange rates, market commodity prices, US$ swap curve, as appropriate

For all other financial instruments, fair value approximates carrying value.

Independent auditor's report on the summary consolidated financial statements

To the Shareholders of Sasol Limited

Opinion

The summary consolidated financial statements of Sasol Limited, set out on pages 2 to 20 of the Sasol Limited Audited Financial Results, which comprise the summary consolidated statement of financial position as at 30 June 2018, the summary consolidated income statement, the summary consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and related notes, are derived from the audited consolidated financial statements of Sasol Limited for the year ended 30 June 2018.

In our opinion, the accompanying summary consolidated financial statements are consistent, in all material respects, with the audited consolidated financial statements, in accordance with the JSE Limited's (JSE) requirements for summary financial statements, as set out in the "Basis of preparation" section on page 19 to the summary consolidated financial statements, and the requirements of the Companies Act of South Africa as applicable to summary financial statements.

Summary consolidated financial statements

The summary consolidated financial statements do not contain all the disclosures required by International Financial Reporting Standards and the requirements of the Companies Act of South Africa as applicable to annual financial statements. Reading the summary consolidated financial statements and the auditor's report thereon, therefore, is not a substitute for reading the audited consolidated financial statements and the auditor's report thereon.

The audited consolidated financial statements and our report thereon

We expressed an unmodified audit opinion on the audited consolidated financial statements in our report dated 17 August 2018. That report also includes communication of key audit matters. Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period.

Directors' responsibility for the summary consolidated financial statements

The directors are responsible for the preparation of the summary consolidated financial statements in accordance with the JSE's requirements for summary financial statements, set out in the "Basis of preparation" section on page 19 to the summary consolidated financial statements, and the requirements of the Companies Act of South Africa as applicable to summary financial statements.

Auditor's responsibility

Our responsibility is to express an opinion on whether the summary consolidated financial statements are consistent, in all material respects, with the audited consolidated financial statements based on our procedures, which were conducted in accordance with International Standard on Auditing (ISA) 810 (Revised), *Engagements to Report on Summary Financial Statements.*

Other matter

We have not audited future financial performance and expectations, normalised financial information, production and sales volumes, selected ratios, share statistics, other non-financial information, information included in the Analyst Book and information not required by IAS 34 expressed by the directors in the accompanying summary consolidated financial statements and accordingly do not express an opinion thereon.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc.
Director: PC Hough
Registered Auditor
Waterfall City

17 August 2018

Sasol Limited Group

Registered office: Sasol Place, 50 Katherine Street, Sandton, Johannesburg 2090
PO Box 5486, Johannesburg 2000, South Africa

Share registrars: Computershare Investor Services (Pty) Ltd, 15 Biermann Avenue, Rosebank 2196
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370 5000 Fax: +27 11 688 5248

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Directors (Non–executive): Dr MSV Gantsho* (Chairman), Mr C Beggs*, Mr MJ Cuambe (Mozambican)*,
Ms MBN Dube*, Dr M Flöel (German)*, Ms GMB Kennealy*, Ms NNA Matyumza*, Mr ZM Mkhize*,
Mr MJN Njeke^*, Ms ME Nkeli*, Mr PJ Robertson (British and American)*, Mr S Westwell (British)*

Directors (Executive): Mr SR Cornell (Joint President and Chief Executive Officer) (American),
Mr B Nqwababa (Joint President and Chief Executive Officer), Mr P Victor (Chief Financial Officer)

*Independent ^Lead independent director

Company Secretary: Mr VD Kahla

Company registration number: 1979/003231/06, incorporated in the Republic of South Africa

Income tax reference number: 9520/018/60/8

	JSE	**NYSE**
Ordinary shares		
Share code:	SOL	SSL
ISIN:	ZAE000006896	US8038663006
Sasol BEE Ordinary shares		
Share code:	SOLBE1	
ISIN:	ZAE000151817	
American depository receipts (ADR) program:		
Cusip number 803866300	ADR to ordinary share 1:1	

Depositary: The Bank of New York Mellon, 22nd Floor, 101 Barclay Street, New York, NY 10286,
United States of America

Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP) oil and gas reserves and cost reductions, including in connection with our Business Performance Enhancement Programme, Response Plan, Continuous Improvement programme and our business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast", "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 28 August 2017 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

Comprehensive additional information is available on our website: www.sasol.com

Sasol Limited Group

NOTES

NOTES



www.sasol.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 August, 2018   By: /s/ V D Kahla

                                              Name: Vuyo Dominic Kahla

                                              Title: Company Secretary